UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

AMENDMENT NO. 1

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

Snap-on Incorporated

(Exact name of registrant as specified in its charter)

Delaware	39-0622040
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

2801 80th Street, Kenosha, Wisconsin	53143
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, $1.00 par value	New York Stock Exchange, Inc.

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file numbers to which this form relates:  Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act:  None

Not Applicable

(Title of Class)

This Amendment No. 1 is filed to update Item 1 to reflect developments related to Snap-on Incorporated’s (“Snap-on” or the “Company”) common stock, including statutory changes, since the Company’s original Form 8-A for its common stock was filed in January 1978.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.  Description of Registrant’s Securities to be Registered.

The class of securities registered is common stock, $1.00 par value per share, of Snap-on.  Snap-on’s Restated Certificate of Incorporation (the “Certificate of Incorporation”) authorizes it to issue 250,000,000 shares of common stock, $1.00 par value per share.

The following summary highlights selected information about our common stock.  This summary does not purport to be exhaustive and is qualified in its entirety by reference to applicable Delaware law, as well as to our Certificate of Incorporation and our Amended and Restated Bylaws (the “Bylaws”), both of which are incorporated by reference as exhibits to this registration statement.

The holders of Snap-on common stock are entitled to one vote for each share held of record on each matter submitted to a vote of shareholders.  Shareholders do not have cumulative voting rights, which means that the holders of shares entitled to exercise more than 50% of the voting rights are able to elect all of the directors then standing for election.  Pursuant to the Certificate of Incorporation and Bylaws, the Company has a classified Board of Directors; the Board of Directors is divided into three classes as nearly equal in number as may be, with the term of office of one class expiring each year.  The Bylaws provide that in uncontested elections directors are elected by a majority of the shares voting; in other elections, directors are elected by a plurality of the votes cast.

Subject to any prior rights of holders of preferred stock, dividends may be paid to holders of common stock when, as and if declared by the Board of Directors out of funds legally available therefor, subject to any contractual restrictions on the payment of dividends.  If Snap-on is liquidated, dissolved or wound-up, the holders of common stock will be entitled to receive their pro rata share of the assets of Snap-on remaining after payment or provision for payment of its debts and other liabilities and the amount of any preferred stock liquidation preference.

All of our issued and outstanding shares are fully paid and nonassessable.  The holders of common stock are not entitled to any preemptive, subscription, redemption or conversion rights, nor are there any sinking fund provisions in effect with respect to our common stock.

Snap-on’s common stock is listed on the New York Stock Exchange under the trading symbol “SNA.”

Preferred Stock

Our Certificate of Incorporation authorizes 15,000,000 shares of preferred stock, $1.00 par value, which may be issued in such series, and with such designations, as the Board of Directors may specify at the time of issuance.  The Certificate of Incorporation currently designates 450,000 shares of  preferred stock as Series A Junior Preferred Stock.

The Certificate of Incorporation grants our Board of Directors the authority, without further action by our shareholders, to issue shares of preferred stock in one or more series and to fix the variations in the powers, preferences, rights, qualifications, limitations or restrictions of the preferred stock, including dividend rights, conversion rights, terms of redemption, liquidation preferences, sinking fund provisions and voting rights, any or all of which may be greater than the rights of our common stock.  As a result, preferred stock could be issued quickly with terms that will delay or prevent a change of control or make removal of management more difficult.  At present, there are no shares of preferred stock outstanding and we have no current plans to issue any shares of preferred stock.

Delaware Law and the Certificate of Incorporation

Snap-on, a Delaware corporation, is subject to Section 203 of The Delaware General Corporation Law (the “DGCL”), which regulates business combinations with interested shareholders.  The description set forth below is a summary only; for complete information, we encourage you to review the applicable provision of the DGCL.

In general, Section 203 prohibits a Delaware corporation from engaging in any business combination with an interested stockholder for a period of three years following the time that such stockholder became an interested stockholder unless:

•                  prior to that time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•                  upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•                  the business combination is approved by the board of directors and authorized at a meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding shares of voting stock that are not owned by the interested stockholder.

Generally, under Section 203, an “interested stockholder” means any person or entity that, together with affiliates and associates, owns, or within three years prior to the determination of interested shareholder status did own, 15% or more of a corporation’s voting stock.

“Business combination” is defined in Section 203 to include:

•                  any merger or consolidation involving the corporation and the interested stockholder;

•                  any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with the interested stockholder of assets of the corporation that have an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the corporation determined or the aggregate market value of all the outstanding stock of the corporation;

•                  subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•                  any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation that is owned by the interested stockholder; or

•                  any receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

Additionally, our Certificate of Incorporation includes certain requirements related to “business combinations,” which it defines to include:

•                  any merger or consolidation of the Company with or into an acquiring entity (or any affiliate of an acquiring entity);

•                  any sale, lease, exchange, mortgage, pledge, or other disposition of any assets of the Company or any subsidiary of the Company having an aggregate fair market value of more than $5 million to an acquiring entity (or any affiliate of an acquiring entity); or

•                  any issuance or transfer by the Company of any securities of the Company having a fair market value at that time of more than $5 million in exchange for the securities or assets of any acquiring entity (or any affiliate of an acquiring entity).

Under our Certificate of Incorporation, “acquiring entity” is defined to include any entity, other than a subsidiary of the Company, that is the beneficial owner of more than 10% of the outstanding shares of stock of the Company that are entitled to vote in the election of directors.

Any business combination defined above requires approval by the affirmative vote of 67% of the shares of all classes of the Company’s capital stock entitled to vote generally in the election of directors, other than the voting stock of which the acquiring entity is the beneficial owner, voting together as a single class, unless the cash or fair market value of other consideration to be received by the holders of common stock is not less than the greater of:

•                  the highest per share price, including commissions and fees, paid by the acquiring entity at any time in acquiring any of its holdings of the Company’s common stock; or

•                  the highest per share price quoted in any market in which the Company’s common stock is traded during the twelve months immediately prior to the public announcement of the business combination.

The existence of Section 203 of the DGCL, the provisions in our Certificate of Incorporation and the ability of our Board of Directors to issue preferred stock without shareholder approval may have the effect, among others, of discouraging take-over proposals for or impeding a business combination involving Snap-on.

Item 2.  Exhibits.

The exhibit index immediately following the signature page to this Amendment No. 1 to Form 8-A/A is incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

SNAP-ON INCORPORATED

Date:	October 14, 2009	By:	/s/ Irwin M. Shur
Irwin M. Shur
Vice President, General Counsel and Secretary

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SNAP-ON INCORPORATED

FORM 8-A/A

AMENDMENT NO. 1

EXHIBIT INDEX

Exhibit	Description	Incorporated Herein by Reference To	Filed Herewith

3(i)	Restated Certificate of Incorporation of Snap-on Incorporated, as amended through April 25, 1997.	Exhibit 3(a) to Snap-on Incorporated’s Annual Report on Form 10-K for the fiscal year ended January 3, 1998 (Commission File No. 001-07724).

3(ii)	Bylaws of Snap-on Incorporated (as Amended and Restated through February 19, 2008).	Exhibit 3.1 to Snap-on Incorporated’s Current Report on Form 8-K dated February 19, 2008 (Commission File No. 001-07724).

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